                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1997

                                       OR


         [     ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from      to

Commission file number 1-9618



                   NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
                     401(k) PLAN FOR REPRESENTED EMPLOYEES
                   -------------------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


         Navistar International Transportation Corp. 401(k) Plan for Represented Employees ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    EXHIBITS
                                    --------


Exhibit Number             Description                             11-K Page
--------------             -----------                             ---------
      23                   Consent of Deloitte & Touche LLP           E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.



                   Navistar International Transportation Corp.
                   -------------------------------------------
                      401(k) Plan for Represented Employees
                      -------------------------------------

                         By:        /s/ Mark T. Schwetschenau
                                    -------------------------
                         Name:          Mark T. Schwetschenau
                         Title:         Member, Navistar International
                                        Transportration Corp.
                                        Pension Fund Investsment
                                        Committee


                                        June 26, 1998

                                                                      APPENDIX 1



NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------


    TABLE OF CONTENTS                                                      Page
    -----------------                                                      ----

    INDEPENDENT AUDITORS' REPORT                                             2

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
    AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
    DECEMBER 31, 1997:
       Statements of Net Assets Available for Benefits                       3
       Statements of Changes in Net Assets Available for Benefits            4
       Notes to Financial Statements                                         5


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997 AND
    FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes
         - Item 27(a) (Schedule I)                                         12
       Schedule of Reportable Transactions - Item 27(d) (Schedule II)      13




    All other schedules are omitted because of the absence of the conditions under which they are required.



    ----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp.:

We have audited the accompanying financial statements of the Navistar International Transportation Corp. 401(k) Plan for Represented Employees (the "Plan") as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1997 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 22, 1998
Chicago, Illinois

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
-----------------------------------------------

                                                                         1997                 1996
                                                                     -----------          -----------
ASSETS

INVESTMENTS:
Navistar Pooled Stock Master Trust Fund - at market value
  (1997 - 114,903 units of participation,
  cost $722,568)                                                     $   756,064          $         -
American Express Trust Collective Income Fund II -
  at market value (1997 - 798,899 shares,
  cost $12,487,596 and 1996 - 720,933
  shares, cost $10,890,460)                                           13,897,125           11,827,346
American  Express  Trust  Equity  Index Fund
  - at market  value  (1997 - 551,890
  shares, cost $10,395,878 and 1996 - 396,039 shares,
  cost $6,151,332)                                                    15,040,117            8,121,170
IDS Selective Fund (Y) - at market value
  (1997 - 1,044,121 shares, cost $9,585,517
  and 1996 - 925,704 shares, cost $8,514,423)                          9,585,028            8,427,605
 IDS New Dimensions Fund (Y) - at market value
   (1997 - 1,775,841 shares, cost $32,139,217
  and 1996 - 1,450,200 shares, cost $23,275,560)                      42,375,128           30,030,733
Templeton Foreign Fund - at market value
  (1997 - 597,887 shares, cost $6,044,373 and
  1996 - 437,258 shares, cost $4,173,440)                              5,948,980            4,529,995
Participant loans                                                      2,870,446            2,191,204
                                                                     -----------          -----------
  Total investments                                                   90,472,888           65,128,053

RECEIVABLES:
Participant pre-tax contributions                                        715,534              310,963
Employer retirement contributions                                         45,281                    -
                                                                     -----------          -----------
  Total receivables                                                      760,815              310,963
                                                                     -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS                                    $91,233,703          $65,439,016
                                                                     ===========          ===========


See notes to financial statements.
--------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 and 1995
----------------------------------------------------------

                                                            1997                   1996                   1995
                                                        -----------            -----------            -----------
ADDITIONS TO NET ASSETS:
Investment income:
   Net realized/unrealized appreciation
       in fair value of investments                     $ 8,289,609            $ 6,271,060            $ 5,673,143
   Interest and dividend income                           4,630,658              2,108,663              1,419,511
                                                        -----------            -----------            -----------
      Total investment income                            12,920,267              8,379,723              7,092,654

Participant pre-tax contributions                        16,431,536             15,564,909             12,872,229
Employer retirement contributions                            45,281                      -                      -
Rollovers from other qualified plans                        427,515                149,755                525,718
                                                        -----------            -----------            -----------
      Total additions to net assets                      29,824,599             24,094,387             20,490,601
                                                        -----------            -----------            -----------

DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants                          3,484,833              2,435,798                653,253
   Transfers to other qualified plans - net                 545,079                764,687                      -
   Other - net                                                    -                     60                    679
                                                        -----------            -----------            -----------
      Total deductions from net assets                    4,029,912              3,200,545                653,932
                                                        -----------            -----------            -----------

        Net increase                                     25,794,687             20,893,842             19,836,669
                                                        -----------            -----------            -----------

NET ASSETS AVAILABLE FOR BENEFITS:
      BEGINNING OF YEAR                                  65,439,016             44,545,174             24,708,505
                                                        -----------            -----------            -----------

      END OF YEAR                                       $91,233,703            $65,439,016            $44,545,174
                                                        ===========            ===========            ===========


See notes to financial statements.
------------------------------------------------------------------------------------------

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1997, 1996 AND 1995
-------------------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar International Transportation Corp. 401(k) Plan for Represented Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible represented employees of the Company and of certain of its affiliates participating under the Plan. The Plan is offered to eligible Company employees who are represented by a labor organization under a collective bargaining agreement who have met certain seniority or service requirements under the terms of their respective bargaining agreements. The Plan was established October 1, 1991.

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee. Administrative expenses are paid by the Company.

         Contributions - Contributions may be made to the Plan only on a pre-tax basis. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 18 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($9,500, $9,500, and $9,240 for 1997, 1996, and
         1995, respectively). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants for any other purpose than their rollover account; however, no pre-tax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Participant salary reduction contributions and rollover contributions are fully vested immediately.

         Effective for the 1997 plan year, certain collective bargaining agreements provide for an Employer Retirement Contribution. This contribution is employer-provided and is allocated among eligible members of the applicable bargaining unit based on the participant's age at year-end and eligible compensation as follows:

                          Age                        Percent Contributed
                          ---                        -------------------
                     Under 30                                1.75
                     30 through 39                           2.75
                     40 through 49                           3.75
                     50 and over                             4.75

         The amount credited to an eligible participant's account is subject to a five-year cliff vesting schedule. Non-vested contributions are forfeited when a participant retires or terminates service.
         Such forfeitures will be used to offset future Company contributions.

         Investment Options - Participants may direct the investment of their account assets as follows:

                  American Express Trust Collective Income Fund II is a diversified pool of investment contracts varying in maturity date, size and yield, and short-term cash instruments;

                  American Express Trust Equity Index Fund is a collective investment fund which invests primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index;

                  IDS Selective Fund (Y) is a mutual fund which invests primarily in investment grade corporate bonds, government bonds, and other debt securities;

                  IDS New  Dimensions  Fund (Y) is a mutual fund which  invests
                  primarily  in  ordinary   common   stocks  of  United   States
                  companies;

                  Templeton Foreign Fund is a specialty growth fund which invests primarily in common stocks and other securities of companies and governments outside the United States.

                  Effective May 1, 1997, the Navistar International Corporation Common Stock Pooled Fund was added as an investment option within this plan. Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

                  The shares of Navistar International Corporation and the units of a money market fund are pooled and represented by units of the Company Stock Pool (the "Pool"). The value of each unit of the Pool is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

                  The  Navistar  International  Corporation  Common Stock Pooled
                  Fund  became  a  master  trust  fund  ("Master   Trust  Fund")
                  effective July 1, 1997.

                  The plans participating in the Master Trust Fund are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except for the fact that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

         The participating plans in the Master Trust Fund and their percent interest as of December 31, 1997, is as follows:

              Navistar International Transportation Corp.
              401(k) Retirement Savings Plan                         83.7%

              Navistar International Transportation Corp.
              401(k) Plan for Represented Employees                  13.7%

              Navistar Retirement Accumulation Plan                   2.6%

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized and unrealized appreciation and depreciation, dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their total account balance or $50,000. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to 10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting. All investments are presented at published market values. The loans to participants are valued at cost, which approximates market value. Security transactions are accounted for on the trade date. Dividends are recorded on the ex-dividend date.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Valuation of Investments - Unrealized appreciation or depreciation on investments is determined by comparing the fair value of the separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

         Participant Withdrawals - As of December 31, 1997 and 1996, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

 3.      TAX STATUS OF THE PLAN

         The Internal Revenue Service has issued a favorable determination letter, dated April 1996, that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "Code"). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, thus, the Plan and related trust are exempt from federal income taxes under
         Section 501(a) of the Code as of the financial statement date.

 4.      VOLUNTARY WITHDRAWAL

         Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. The Employer Retirement Contribution and investment earnings thereon are not eligible for in-service withdrawal.

 5.      TERMINATION OF EMPLOYMENT

         A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies. When the participant terminates employment, the account will be distributed if the asset value is $3,500 or less. If the asset value is more than $3,500, the participant has the option of receiving the account upon separation or deferring receipt until no later than age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

6.       AMENDMENT OR TERMINATION OF THE PLAN

         Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated, the interest of each participant in the funds will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

7.       INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS AVAILABLE FOR BENEFITS

         The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1997 and 1996 are as follows:

                                                                1997                 1996
                                                             -----------          -----------

         American Express Trust Collective Income Fund II    $13,897,125          $11,827,346
         American Express Trust Equity Index Fund             15,040,117            8,121,170
         IDS Selective Fund (Y)                                9,585,028            8,427,605
         IDS New Dimensions Fund (Y)                          42,375,128           30,030,733
         Templeton Foreign Fund                                5,948,980            4,529,995

8.       TRANSACTIONS IN EMPLOYER SECURITIES

         The Common Stock of Navistar was purchased, distributed and sold by the Trustee during the Plan year ended December 31, as follows:

                                                                                   Net
                                                                  Sold           Gain on
              Plan Year      Purchased       Distributed        (at cost)        Disposal
              ---------      ---------       -----------       ----------       ---------

              1997           $1,244,055      $         -       $  521,487        $ 40,534
                             ==========      ===========       ==========        ========

9.       BY FUND INFORMATION

         Investment income, participant contributions, employer retirement contributions, benefits paid to participants and transfers to other qualified plans, by separate investment fund, are as follows for each of the three years in the period ended December 31, 1997:

                                                                        1997                 1996               1995
                                                                    ------------         ------------        -----------
           Net realized/unrealized  appreciation
            (depreciation) in fair value of
            investments:
           Navistar Pooled Stock Master Trust Fund                  $     74,030         $          -        $          -
           American Express Trust Collective Income Fund II              758,946              634,835             494,298
           American Express Trust Equity Index Fund                    3,055,635            1,331,540             803,223
           IDS Selective Fund (Y)                                         75,714             (423,997)            720,178
           IDS New Dimensions Fund (Y)                                 4,671,179            4,314,718           3,611,126
           Templeton Foreign Fund                                       (345,895)             413,964              44,318
                                                                    ------------         ------------        ------------
           Total                                                    $  8,289,609         $  6,271,060        $  5,673,143
                                                                    ============         ============        ============

           Interest and dividend income:
              Navistar Pooled Stock Master Trust Fund               $      1,246         $          -        $          -
              American Express Trust Collective Income Fund II            40,309               30,282              13,436
              American Express Trust Equity Index Fund                    27,855               14,708               3,782
              IDS Selective Fund (Y)                                     663,165              668,781             427,570
              IDS New Dimensions Fund (Y)                              3,237,896            1,198,181             835,985
              Templeton Foreign Fund                                     660,187              196,711             138,738
                                                                    ------------         ------------        ------------
           Total                                                    $  4,630,658         $  2,108,663        $  1,419,511
                                                                    ============         ============        ============

           Participant pre-tax contributions:
              Navistar Pooled Stock Master Trust Fund               $     76,197         $          -        $          -
              American Express Trust Collective Income Fund II         2,566,017            2,856,560           2,846,557
              American Express Trust Equity Index Fund                 2,957,583            2,405,518           1,478,195
              IDS Selective Fund (Y)                                   1,835,475            2,321,319           2,125,249
              IDS New Dimensions Fund (Y)                              7,192,882            6,430,163           5,043,934
              Templeton Foreign Fund                                   1,803,382            1,551,349           1,378,294
                                                                    ------------         ------------        ------------
           Total                                                    $ 16,431,536         $ 15,564,909        $ 12,872,229
                                                                    ============         ============        ============

           Employer retirement contributions:
              Navistar Pooled Stock Master Trust Fund               $      2,457         $          -        $          -
              American Express Trust Collective Income Fund II            31,897                    -                   -
              American Express Trust Equity Index Fund                     2,415                    -                   -
              IDS Selective Fund (Y)                                       1,601                    -                   -
              IDS New Dimensions Fund (Y)                                  4,592                    -                   -
              Templeton Foreign Fund                                       2,319                    -                   -
                                                                    ------------         ------------        ------------
           Total                                                    $     45,281         $          -        $          -
                                                                    ============         ============        ============

           Benefits paid to participants:
              Navistar Pooled Stock Master  Trust Fund              $          -         $          -        $          -
              American Express Trust Collective Income Fund II           905,365              713,763             115,581
              American Express Trust Equity Index Fund                   464,468              174,412              19,074
              IDS Selective Fund (Y)                                     476,847              363,813             177,337
              IDS New Dimensions Fund (Y)                              1,349,941            1,040,667             324,639
              Templeton Foreign Fund                                     195,847               71,352               8,770
              Participant loans                                           92,365               71,791               7,852
                                                                    ------------         ------------        ------------
           Total                                                    $  3,484,833         $  2,435,798        $    653,253
                                                                    ============         ============        ============

                                                                   1997                   1996                 1995
                                                                 ---------             ---------             ---------
           Transfers to other qualified plans - net:
              Navistar Pooled Stock Master Trust Fund            $       -             $       -             $       -
              American Express Trust
               Collective Income Fund II                            59,526                80,944                     -
              American Express Trust Equity Index Fund              66,938                32,578                     -
              IDS Selective Fund (Y)                                72,832               124,137                     -
              IDS New Dimensions Fund (Y)                          255,715               457,551                     -
              Templeton Foreign Fund                                63,788                33,057                     -
              Participant loans                                     26,280                36,420                     -
                                                                 ---------             ---------             ---------
           Total                                                 $ 545,079             $ 764,687             $       -
                                                                 =========             =========             =========

10.      NON-DISCRIMINATION TESTING

         The Plan is subject to non-discrimination testing. After making required corrective distributions during February 1998 to affected "highly compensated employees," the plan passed the non-discrimination tests for 1997. Such corrective distributions consisted of $39,272 of pre-tax contributions, plus $5,150 of investment gains. The number of affected participants who received a corrective distribution for 1997 was 81. The Plan also had corrective distributions for 1996 consisting of $57,706 of pre-tax contributions, plus $8,176 of investment gains. The number of affected participants who received a corrective distribution for 1996 was 89. No corrective distributions were required for 1995.

11.      SUBSEQUENT EVENTS

         Based on closing market prices on May 22, 1998, the market values of the Plan's investments held at December 31, 1997 have increased from the amounts shown in the Statement of Net Assets Available for Benefits, as follows:

             Navistar Pooled Stock Master Trust Fund                  $  256,464

             American Express Trust Collective Income Fund II            330,745

             American Express Trust Equity Index Fund                  1,998,947

             IDS Selective Fund (Y)                                       16,706

             IDS New Dimensions Fund (Y)                               5,366,593

             Templeton Foreign Fund                                      591,908
                                                                      ----------

                      Net increase in market value                    $8,561,363
                                                                      ==========

         Effective for the calendar quarter ended March 31, 1998, certain collectively bargained units negotiated to begin receiving an Employer Matching Contribution. This Employer Matching Contribution is equal to 25% of the first 6% contributed by the participant. The amount of matching contribution credited to an eligible participant's account is subject to a five-year cliff vesting schedule. Any forfeitures generated will be used to reduce future Company contributions.

                                                                      SCHEDULE I

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPLOYEES
-------------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES  -  ITEM  27(a), DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                     DESCRIPTION OF INVESTMENT,
                                                     INCLUDING MATURITY DATE,
       IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, COLLATERAL,
(1)    LESSOR OR SIMILAR PARTY                       PAR OR MATURITY VALUE                             COST            MARKET VALUE
       ------------------------------                --------------------------------------       -------------        ------------

  *    Navistar Pooled Stock Master Trust Fund       114,903 units of participation               $     722,568        $    756,064

       American Express Trust Collective Income      798,899 shares of beneficial
          Fund II                                      interest, collective investment fund          12,487,596          13,897,125

       American Express Trust Equity Index Fund      551,890 shares of beneficial
                                                       interest, collective investment fund          10,395,878          15,040,117

       IDS Selective Fund (Y)                        1,044,121 shares of beneficial
                                                       interest, mutual fund                          9,585,517           9,585,028

       IDS New Dimensions Fund (Y)                   1,775,841  shares of beneficial
                                                       interest, mutual fund                         32,139,217          42,375,128

       Templeton Foreign Fund                        597,887 shares of beneficial
                                                       interest, specialty growth mutual fund         6,044,373           5,948,980

       Participant Loans                             Interest rates ranging  from 6.67% - 9.73%
                                                       (maturing 1998 through 2007)                   2,870,446           2,870,446
                                                                                                  -------------        ------------

       TOTAL INVESTMENTS                                                                          $  74,245,595        $ 90,472,888
                                                                                                  =============        ============

(1)  An asterisk indicates a party-in-interest

--------------------------------------------------------------------------------

                                                                     SCHEDULE II

NAVISTAR INTERNATIONAL TRANSPORTATION CORP.
401(k) PLAN FOR REPRESENTED EMPOLOYEES
-------------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


Single Transactions Exceeding 5% of Value - No transactions qualified for this section.

Series of Transactions with the Same Broker Exceeding 5% of Value - No transactions qualified for this section. Series of Transactions in Same Security Exceeding 5% of Value:

                                                                Number      Number
                                        Description              of          of                                      Net Gain
     Identity of Issue                    of Asset            Purchases     Sales      Purchases         Sales       or (loss)
---------------------------      --------------------------   ---------    -------    -----------     ----------    ----------
IDS New Dimensions Fund (Y)      Mutual Fund                     116                  $11,827,093
IDS New Dimensions Fund (Y)      Mutual Fund                                 128                      $4,119,474    $1,182,126

IDS Selective Fund (Y)           Mutual Fund                     199                    2,856,278
IDS Selective Fund (Y)           Mutual Fund                                 136                       1,760,632       (10,368)

Templeton Foreign Fund           Specialty Growth Mutual Fund     90                    3,052,921

Templeton Foreign Fund           Specialty Growth Mutual Fund                 97                       1,257,314       103,263

American Express Trust
   Collective Income Fund II     Collective Investment Fund       86                    4,392,931

American Express Trust
  Collective Income Fund II      Collective Investment Fund                  121                       3,068,599       284,433

American Express Trust
  Equity Index Fund              Collective Investment Fund      129                    5,132,204

American Express Trust
  Equity Index Fund              Collective Investment Fund                   72                       1,240,069       373,301


Note:          The above list of reportable  transactions,  provided by American
               Express  Trust,  was determined by comparing the current value of the transactions,  or series of transactions,  on the transaction date(s),  with five  percent  of the  current  value of the Trust assets at the  beginning  of the Plan  year;  and,  as such,  may include  transactions  which represent 5 percent of the assets of the Trust, but may not represent  transactions  which represent 5 percent of Plan assets.
--------------------------------------------------------------------------------